1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: November 25, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Media Statement

On November 25th, 2025, TSMC filed a lawsuit in the Intellectual Property and Commercial Court against Wei-Jen Lo, the company’s former Senior Vice President. The lawsuit is based on the terms of Employment Contract between TSMC and Lo, the Non-compete Agreement signed by Lo during his employment, and regulations such as the Trade Secrets Act.

Wei-Jen Lo joined TSMC as Vice President in July 2004 and was promoted to Senior Vice President in February 2014. He officially retired from TSMC on July 27th, 2025.

In March 2024, Lo was transferred to TSMC’s Corporate Strategy Development, a staff unit providing consultation to the Chairman and CEO and has not been responsible for supervising or managing the affairs of the Research & Development function since. However, after assuming this position, Lo allegedly continued to convene meetings with staff of the Research & Development departments (Note: This refers to employees whose job grades are below Senior Vice President, and who do not have a supervisory or subordinate relationship with Lo.) to provide information for him to understand the advanced technologies currently, and planned to be, under development by TSMC.

During his employment, Lo had signed a Non-disclosure Agreement and Non-compete Agreement. When the General Counsel of TSMC, Sylvia Fang, conducted exit interview with Lo on July 22nd, 2025, she provided a reminder notice for Lo to read thoroughly. During the exit interview, the General Counsel also explained the non-compete obligation after separation and inquired about his plans after retirement, Lo replied that he would join an academic institution, and did not mention his plan to join Intel. However, Lo joined Intel as Executive Vice President (EVP) soon after his retirement from TSMC. There is a high probability that Lo uses, leaks, discloses, delivers, or transfers TSMC’s trade secrets and confidential information to Intel, thus making legal actions (including claiming damages for breach of contract) necessary.